UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Oatly Group AB

Interim condensed consolidated financial statements

For the three months ended March 31, 2025

Part I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)		Three months ended March 31,
(in thousands of U.S. dollars, except share and per share and ADS data)	Note	2025	2024
Revenue	5	197,530	199,155
Cost of goods sold		(135,200)	(145,257)
Gross profit		62,330	53,898
Research and development expenses		(4,391)	(4,642)
Selling, general and administrative expenses		(77,498)	(78,742)
Other operating income and (expenses), net		968	1,073
Operating loss		(18,591)	(28,413)
Finance income and (expenses), net	7	9,411	(17,377)
Loss before tax		(9,180)	(45,790)
Income tax expense	8	(3,351)	(54)
Loss for the period		(12,531)	(45,844)
Attributable to:
Shareholders of the parent		(12,430)	(45,799)
Non-controlling interests		(101)	(45)
Loss per share, attributable to shareholders of the parent:
Basic	24	(0.02)	(0.08)
Diluted	24	(0.03)	(0.08)
Loss per ADS, attributable to shareholder of the parent (1 ADS representing 20 ordinary shares):
Basic	24	(0.42)	(1.54)
Diluted	24	(0.51)	(1.54)
Weighted average common shares outstanding:
Basic	24	598,559,840	595,060,257
Diluted	24	999,176,184	595,060,257

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive income/(loss)

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2025	2024
Loss for the period	(12,531)	(45,844)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations	24,697	(19,232)
Total other comprehensive income/(loss) for the period	24,697	(19,232)
Total comprehensive income/(loss) for the period	12,166	(65,076)
Attributable to:
Shareholders of the parent	12,265	(65,022)
Non-controlling interests	(99)	(54)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

(Unaudited)	Note	March 31, 2025	December 31, 2024
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	9	126,842	116,208
Property, plant and equipment	10	301,538	294,199
Right-of-use assets	11	44,951	45,555
Other non-current receivables	12,13	44,287	44,331
Deferred tax assets	8	4,325	4,561
Total non-current assets		521,943	504,854
Current assets
Inventories	14	64,762	65,602
Trade receivables	15	94,645	103,366
Current tax assets		6,034	6,095
Other current receivables	16	19,477	15,738
Prepaid expenses		11,734	9,402
Cash and cash equivalents	17	74,428	98,923
Total current assets		271,080	299,126
TOTAL ASSETS		793,023	803,980
EQUITY AND LIABILITIES
Equity	18
Share capital		106	106
Treasury shares		(0)	(0)
Other contributed capital		1,628,045	1,628,045
Other reserves		(249,465)	(274,160)
Accumulated deficit		(1,258,141)	(1,249,303)
Equity attributable to shareholders of the parent		120,545	104,688
Non-controlling interests		1,336	1,435
Total equity		121,881	106,123
Liabilities
Non-current liabilities
Lease liabilities	11	30,456	31,724
Liabilities to credit institutions	19	115,739	116,216
Provisions	20	11,953	14,857
Total non-current liabilities		158,148	162,797
Current liabilities
Lease liabilities	11	13,408	13,359
Convertible Notes	13,21	311,172	324,395
Liabilities to credit institutions	19	5,154	5,757
Trade payables		52,145	60,152
Current tax liabilities		1,358	1,476
Other current liabilities		7,794	7,998
Accrued expenses	22	106,358	103,719
Provisions	20	15,605	18,204
Total current liabilities		512,994	535,060
Total liabilities		671,142	697,857
TOTAL EQUITY AND LIABILITIES		793,023	803,980

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity

(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at December 31, 2024	18	106	(0)	1,628,045	(274,160)	(1,249,303)	104,688	1,435	106,123
Loss for the period		—	—	—	—	(12,430)	(12,430)	(101)	(12,531)
Other comprehensive income		—	—	—	24,695	—	24,695	2	24,697
Total comprehensive income for the period		—	—	—	24,695	(12,430)	12,265	(99)	12,166
Share-based compensation	6	—	—	—	—	3,592	3,592	—	3,592
Balance at March 31, 2025		106	(0)	1,628,045	(249,465)	(1,258,141)	120,545	1,336	121,881

(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at December 31, 2023	18	105	(0)	1,628,045	(233,204)	(1,060,952)	333,994	1,787	335,781
Loss for the period		—	—	—	—	(45,799)	(45,799)	(45)	(45,844)
Other comprehensive loss		—	—	—	(19,223)	—	(19,223)	(9)	(19,232)
Total comprehensive loss for the period		—	—	—	(19,223)	(45,799)	(65,022)	(54)	(65,076)
Share-based compensation	6	—	—	—	—	2,615	2,615	—	2,615
Balance at March 31, 2024		105	(0)	1,628,045	(252,427)	(1,104,136)	271,587	1,733	273,320

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows

(Unaudited)		Three months ended March 31,
(in thousands of U.S. dollars)	Note	2025	2024
Operating activities
Net loss		(12,531)	(45,844)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	9,10,11	11,181	13,013
—Write-downs of inventories	14	3,611	752
—Impairment loss on trade receivables	15	242	105
—Share-based compensation	6	3,592	2,615
—Movements in provisions	20	(6,241)	(3,036)
—Finance (income) and expenses, net	7	(9,411)	17,377
—Income tax expense	8	3,351	54
—Impairment reversal related to discontinued construction of production facilities	10	—	(884)
—Other		(1)	50
Interest received		745	3,456
Interest paid		(5,944)	(6,493)
Income tax paid		(806)	(1,021)
Changes in working capital:
—Increase in inventories	14	(689)	(11,422)
—Decrease in trade receivables, other current receivables, prepaid expenses	15,16	7,214	6,812
—Decrease in trade payables, other current liabilities, accrued expenses	22	(7,871)	(14,612)
Net cash flows used in operating activities		(13,558)	(39,078)
Investing activities
Purchase of intangible assets	9	(291)	(482)
Purchase of property, plant and equipment	10	(6,660)	(5,712)
Proceeds from sale of property, plant and equipment	10,16	—	14,007
Other		302	—
Net cash flows (used in)/from investing activities		(6,649)	7,813
Financing activities
Repayment of liabilities to credit institutions	19	(647)	(707)
Payment of loan transaction costs	7	(1,020)	(4,965)
Repayment of lease liabilities	11	(3,397)	(3,054)
Cash flows used in financing activities		(5,064)	(8,726)
Net decrease in cash and cash equivalents		(25,271)	(39,991)
Cash and cash equivalents at the beginning of the period		98,923	249,299
Exchange rate differences in cash and cash equivalents		776	(283)
Cash and cash equivalents at the end of the period	17	74,428	209,025

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(unaudited)

(in thousands of U.S. dollars unless otherwise stated)

Note 1. Corporate information

Oatly Group AB (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Ångfärjekajen 8, Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

Note 2. Summary of accounting policies

The interim condensed consolidated financial statements of Oatly Group AB for the three months ended March 31, 2025 and 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern, and there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. In forming this judgment the Group has taken into consideration principal conditions, events and assumptions in relation to the Group’s ability to meet its financial covenants and other obligations. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2024, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise stated.

On February 18, 2025, the Company completed a ratio change whereby the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). All numbers in these interim condensed consolidated financial statements, including references to price per ADS and a specific number of ADSs, restricted stock units (“RSUs”) or stock options, reflect an ADS to ordinary share ratio of 1:20 (unless the context clearly indicates otherwise).

New and amended standards and interpretations issued but not yet adopted

There are no IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting standards”) or IFRIC® Interpretations that are expected to have a material impact on the Group in the current or future reporting periods or on foreseeable future transactions, other than those included in the 2024 Annual Report.

Note 3. Significant accounting judgments, estimates and assessments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2024.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectation of future events.

Note 4. Seasonality

To date, we have not experienced pronounced seasonality, but such fluctuations may have been masked by our historical growth and macroeconomic trends, including higher inflation. As the Group continues to grow, including the relative size of our markets, we expect to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in Greater China and the rest of the Asia business compared to the remaining quarterly periods of the year.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 5. Segment information

5.1 Revenue, Adjusted EBITDA and EBITDA

Revenue, Adjusted EBITDA and EBITDA
Three months ended March 31, 2025	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	107,665	59,886	29,979	—	—	197,530
Intersegment revenue	689	—	—	—	(689)	—
Total segment revenue	108,354	59,886	29,979	—	(689)	197,530
Adjusted EBITDA	15,536	1,129	1,618	(22,014)	—	(3,731)
Share-based compensation expense	(468)	(358)	(389)	(2,377)	—	(3,592)
Restructuring costs(1)	—	(668)	—	(164)	—	(832)
Closure of production facility(2)	846	—	—	—	—	846
Non-controlling interests	—	—	(101)	—	—	(101)
EBITDA	15,914	103	1,128	(24,555)	—	(7,410)
Finance income and (expenses), net	—	—	—	—	—	9,411
Depreciation and amortization	—	—	—	—	—	(11,181)
Loss before tax	—	—	—	—	—	(9,180)

Three months ended March 31, 2024	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	110,407	66,967	21,781	—	—	199,155
Intersegment revenue	1,964	—	—	—	(1,964)	—
Total segment revenue	112,371	66,967	21,781	—	(1,964)	199,155
Adjusted EBITDA	14,496	(388)	(3,428)	(23,884)	—	(13,204)
Share-based compensation expense	(378)	1,259	(700)	(2,796)	—	(2,615)
Restructuring costs(1)	—	—	(470)	49	—	(421)
Discontinued construction of production facilities(3)	—	884	—	—	—	884
Non-controlling interests	—	—	(44)	—	—	(44)
EBITDA	14,118	1,755	(4,642)	(26,631)	—	(15,400)
Finance income and (expenses), net	—	—	—	—	—	(17,377)
Depreciation and amortization	—	—	—	—	—	(13,013)
Loss before tax	—	—	—	—	—	(45,790)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2025 and 2024 refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1) Relates primarily to severance costs as the Group adjusts its organizational structure.

(2) Relates to reversal of previously recognized exit costs related to closure of the Group’s production facility in Singapore.

(3) Relates to reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.

5.2 Non-current assets by country

Non-current assets for this purpose consist of property, plant and equipment and right-of-use assets.

	March 31, 2025	December 31, 2024
Sweden	124,738	114,764
China	101,196	103,791
US	87,037	88,983
The Netherlands	31,360	29,349
Other	2,158	2,867
Total	346,489	339,754

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

5.3 Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	Three months ended March 31,
	2025	2024
US	58,794	65,637
UK	29,672	32,697
China	29,639	21,526
Germany	28,893	30,447
Sweden	11,310	12,228
The Netherlands	6,966	7,398
Finland	4,497	5,607
Other	27,759	23,615
Total	197,530	199,155

There are no countries that individually make up greater than 10% of total revenue included in “Other”.

5.4 Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Three months ended March 31, 2025	Europe & International	North America	Greater China	Total
Retail	85,440	36,024	3,933	125,397
Foodservice	21,302	23,511	22,804	67,617
Other	923	351	3,242	4,516
Total	107,665	59,886	29,979	197,530

Three months ended March 31, 2024	Europe & International	North America	Greater China	Total
Retail	90,207	36,063	2,799	129,069
Foodservice	19,520	29,113	15,279	63,912
Other	680	1,791	3,703	6,174
Total	110,407	66,967	21,781	199,155

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 8% and 11% in the three months ended March 31, 2025 and 2024, respectively, were derived from a single external customer in the foodservice channel. The revenues were attributed to the North America and Greater China segments.

Oatmilk accounted for 92% and 89% of the Group’s revenue in the three months ended March 31, 2025 and 2024, respectively.

Note 6. Share-based compensation

During the year ended December 31, 2021, in connection with the initial public offering (“IPO”), the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 ordinary shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and RSUs. To secure the future delivery of ordinary shares and ADSs under the 2021 Plan, the Company’s shareholders resolved to issue 69,496,515 warrants. The right to subscribe for the warrants vests only in the Company. See Note 18 Equity.

During the three months ended March 31, 2025, the Company, under the 2021 Plan, issued no new RSUs. The RSUs are accounted for as equity-settled share-based compensation transactions. The RSUs are measured based on the fair market value of the underlying ADSs on the date

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

of grant. The RSUs granted to employees under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of the Company’s Board of Directors vest on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service on the applicable vesting date. No RSUs vested during the three months ended March 31, 2025.

Activity in the Group’s RSUs outstanding and related information is as follows:

	Number of RSUs	Weighted average grant date fair value ($)
As of December 31, 2024	820,170	26.00
Forfeited during the period	(13,509)	20.94
As of March 31, 2025	806,661	26.04

During the three months ended March 31, 2025, the Company, under the 2021 Plan, issued no new stock options. The stock options are accounted for as equity-settled share-based compensation transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ADSs on the date of grant. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each installment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment. No new stock options vested during the three months ended March 31, 2025.

Activity in the Group’s stock options outstanding and related information is as follows:

	Number of stock options	Weighted average exercise price ($)
As of December 31, 2024	580,314	26.40
Forfeited during the period	(9,811)	16.88
As of March 31, 2025	570,503	26.58
Vested and exercisable as of March 31, 2025	57,678	57.46

The fair value at grant date of the stock options granted during the financial year 2024 was $13.4 for the May 2024 grant date and $9.2 for the November 2024 grant date. The fair value at grant date of the stock options granted during the financial year 2023 was $19.6 for the May 2023 grant date, $21.8 for the July 2023 grant date and $8.6 for the November 2023 grant date. The fair value at grant date of the stock options granted during the financial year 2022 was $29.8 for the May 2022 grant date and $17.2 for the November 2022 grant date. The fair value at grant date of the stock options granted during the financial year 2021 was $124.8 for the May 2021 grant date and $73.4 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

Each RSU or stock option entitles the holder to acquire, as determined by the Board of Directors, either twenty ordinary shares, twenty warrants or one ADS in the Company.

Share-based compensation expense was $3.6 million for the three months ended March 31, 2025 (2024: $2.6 million).

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 7. Finance income and expenses

	Three months ended March 31,
	2025	2024
Interest income	1,294	3,483
Other financial income	—	102
Net foreign exchange difference	2,198	1,769
Interest expenses on lease liabilities	(745)	(1,522)
Interest expenses on Convertible Notes	(8,875)	(8,108)
Interest expenses on liabilities to credit institutions	(5,265)	(6,189)
Fair value changes on derivatives	305	(928)
Fair value changes on Convertible Notes	22,098	(884)
Other financial expenses	(1,599)	(5,100)
Total finance income and expenses, net	9,411	(17,377)

Interest expense on the Convertible Notes is the nominal coupon rate of 9.25%. Fair value changes on Convertible Notes contains the fair value changes less the coupon rate and changes in credit risk. See Note 13 Fair value of financial instruments and Note 21 Convertible Notes.

Other financial expenses for the three months ended March 31, 2025 and three months ended March 31, 2024 mainly consists of $1.0 million and $5.0 million, respectively, in transaction costs relating to amendments in the Group’s financing arrangements.

See Note 19 Liabilities to credit institutions for further details on the Group’s credit facilities.

Note 8. Income tax

Total tax expense for the three months ended March 31, 2025 was $3.4 million. Total tax expense for the three months ended March 31, 2024 was $0.1 million. The effective tax rate for the three months ended March 31, 2025 was 36.5%. The main drivers of the effective tax rate relate to non-recognition of deferred tax assets on tax losses and tax effect relating to foreign exchange effects recognized in other comprehensive income. The effective tax rate for three months ended March 31, 2024 was 0.1%, with non-recognition of deferred tax assets on tax losses being the main driver of the effective tax rate. The Group operates in a global environment with significant operations in various jurisdictions outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates, and whether or not deferred tax assets are able to be recognized.

The Group’s is, as of January 1, 2025 in scope of the OECD Pillar Two Model Rules (“P2 Rules”). The legislation is effective for the Group’s financial year beginning January 1, 2025. The P2 Rules have been enacted (or substantively enacted) in most jurisdictions in which the Group operates, including Sweden. Although no material exposure arising from Pillar Two has been identified to date, material Pillar Two impacts to the Group’s tax expense remain possible.

In May 2023, the IASB amended IAS 12 Income Taxes to include a mandatory temporary exception from recognizing or disclosing deferred taxes relating to the Pillar Two legislation. The Group has applied this mandatory exception which did not have a material impact to the consolidated financial statements.

Note 9. Intangible assets

A summary of the intangible assets as at March 31, 2025 and December 31, 2024 is as follows:

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	Goodwill	Capitalized software	Other intangible assets	Ongoing development costs	Total
Cost
At December 31, 2024	107,241	14,673	8,017	1,213	131,144
Additions	—	(24)	205	76	257
Reclassification	—	—	112	(112)	—
Exchange differences	10,618	1,450	712	116	12,896
At March 31, 2025	117,859	16,099	9,046	1,293	144,297
Accumulated amortization
At December 31, 2024	—	(10,083)	(4,853)	—	(14,936)
Amortization charge	—	(595)	(420)	—	(1,015)
Exchange differences	—	(1,038)	(466)	—	(1,504)
At March 31, 2025	—	(11,716)	(5,739)	—	(17,455)
Cost, net accumulated amortization
At December 31, 2024	107,241	4,590	3,164	1,213	116,208
At March 31, 2025	117,859	4,383	3,307	1,293	126,842

Amortization expense for the three months ended March 31, 2025 was $1.0 million (2024: $1.0 million).

Note 10. Property, Plant and Equipment

A summary of property, plant, and equipment as at March 31, 2025 and December 31, 2024 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At December 31, 2024	104,811	286,153	54,315	445,279
Additions	—	992	3,002	3,994
Disposals(1)	—	(15,940)	—	(15,940)
Reclassifications	1,509	296	(1,805)	—
Exchange differences	5,281	8,320	2,638	16,239
At March 31, 2025	111,601	279,821	58,150	449,572
Accumulated depreciation and impairment
At December 31, 2024	(23,376)	(109,525)	(18,179)	(151,080)
Depreciation charge	(1,477)	(5,960)	—	(7,437)
Disposals(1)	—	15,445	—	15,445
Exchange differences	(1,216)	(3,591)	(155)	(4,962)
At March 31, 2025	(26,069)	(103,631)	(18,334)	(148,034)
Cost, net accumulated depreciation and impairment
At December 31, 2024	81,435	176,628	36,136	294,199
At March 31, 2025	85,532	176,190	39,816	301,538

(1) Relates primarily to disposed assets due to the closure of the Group’s production facility in Singapore.

Depreciation expense for the three months ended March 31, 2025 was $7.4 million (2024: $8.7 million).

Note 11. Leases

Lease terms for production facilities are generally between 10 and 20 years, and lease terms for other properties (i.e., offices) are generally between one and 15 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Below is the roll-forward of lease right-of-use assets:

	Land and buildings	Plant and machinery	Total
Cost
At December 31, 2024	56,089	28,178	84,267
Increases	577	95	672
Decreases	(55)	(1,279)	(1,334)
Exchange differences	1,634	1,156	2,790
At March 31, 2025	58,245	28,150	86,395
Accumulated depreciation
At December 31, 2024	(24,917)	(13,795)	(38,712)
Depreciation	(1,735)	(994)	(2,729)
Decreases	28	1,332	1,360
Exchange differences	(633)	(730)	(1,363)
At March 31, 2025	(27,257)	(14,187)	(41,444)
Cost, net accumulated depreciation
At December 31, 2024	31,172	14,383	45,555
At March 31, 2025	30,988	13,963	44,951

Depreciation expense for the three months ended March 31, 2025 was $2.7 million (2024: $3.3 million).

Below is the maturity analysis of lease liabilities:

Lease liabilities	March 31, 2025
Maturity Analysis
Less than 3 months	3,462
Between 3 months and 1 year	10,387
Between 1 and 2 years	11,551
Between 2 and 5 years	16,420
After 5 years	13,971
Total lease commitments	55,791
Impact of discounting remaining lease payments	(11,927)
Total lease liabilities at March 31, 2025	43,864
Lease liabilities included in the condensed consolidated statement of financial position at March 31, 2025
Non-current	30,456
Current	13,408
Total	43,864

The Group has the following lease agreements, which had not commenced as of March 31, 2025, but to which the Group is committed:

•
One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $3.5 million for a term of six years.

Note 12. Other non-current receivables

	March 31, 2025	December 31, 2024
Promissory note	25,603	24,867
Long-term prepaid expenses	14,346	14,634
Deposits	1,061	1,024
Derivatives	12	125
Other receivables	3,265	3,681
Total	44,287	44,331

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The promissory note is part of the purchase price from selling the manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, Texas during 2023. The note has a maturity date of May 31, 2028. The nominal interest rate is 8% for the first year and then increases by 200 basis points each year. The interest is capitalized semi-annually, and the effective interest rate is 12.56%.

Long-term prepaid expenses consist primarily of a credit toward future use of shared assets at the manufacturing facility in Ogden.

Note 13. Fair value of financial instruments

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

Specific valuation techniques used in Level 2 to value financial instruments include:

•
for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date
•
for interest rate caps – option pricing models (e.g. Black-Scholes model)

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. This is the case for unlisted equity securities.

Recurring fair value measurements at March 31, 2025	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of Other non-current receivables)	—	12	—
Derivatives (part of Other current receivables)	—	421	—
Total financial assets	—	433	—
Financial liabilities
Convertible Notes	—	—	311,172
Total financial liabilities	—	—	311,172

Recurring fair value measurements at December 31, 2024	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of Other non-current receivables)	—	125	—
Total financial assets	—	125	—
Financial liabilities
Convertible Notes	—	—	324,395
Derivatives (part of Other current liabilities)	—	2	—
Total financial liabilities	—	2	324,395

There were no transfers between the levels during the three months ended March 31, 2025 and the year ended December 31, 2024.

The carrying amount of the promissory note, is a reasonable approximation of fair value since the transaction was closed on March 1, 2023, and there have been no significant changes to credit risk or market rates during the period March 1, 2023 until March 31, 2025. See Note 12 Other non-current receivables.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The carrying amount of non-current liabilities to credit institutions in the Group is a reasonable approximation of fair value since the interest rate is variable and there have been no significant changes to credit risk since issued on April 18, 2023. See Note 19 Liabilities to credit institution.

The carrying amount of current liabilities to credit institutions and other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Convertible Notes

Convertible Notes
At January 1, 2024	323,528
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	867
At December 31, 2024	324,395
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	(13,223)
At March 31, 2025	311,172

	March 31, 2025	December 31, 2024
Carrying amount	311,172	324,395
Amount the Company is contractually obligated to pay to holders of the Convertible Notes at maturity	546,842	546,842
Difference between carrying amount and the amount the Company is contractually obligated to pay to holders of Convertible Notes at maturity	(235,670)	(222,447)

The Group determines the amount of fair value changes which are attributable to credit risk by first determining the changes due to market conditions which give rise to market risk, and then deducting those changes from the total change in fair value of the Convertible Notes. Market conditions which give rise to market risk include changes in the benchmark interest rate. Fair value movements on the conversion option embedded derivative are included in the assessment of market risk fair value changes.

The fair value of the instrument in its entirety has been determined by using a combination of a Monte Carlo simulation and a discounted cash flow analysis.

The following table lists the key inputs and assumptions used in the valuation model as of March 31, 2025:

	March 31, 2025	December 31, 2024
Conversion price per ADS ($)(1)	27.2-28.2	27.2-37.8
ADS price at valuation date ($)	9.83	13.26
Expected price volatility of the Company ADS (%)	70.00	70.00
Risk-free interest rate (%)	3.90	4.30
Market interest rate (%)	20.80	20.00

(1) The U.S. Notes (as defined below) are convertible at the option of each holder at a conversion price of $27.20 per ADS, subject to customary anti-dilution adjustments. The HH Notes (as defined below) are convertible at the option of each holder at a conversion price of $28.20 per ADS, subject to customary anti-dilution adjustments. The Swedish Notes (as defined below) are convertible at the option of each holder at a conversion price of $1.36 per ordinary share, subject to customary anti-dilution adjustments. For further details on the Convertible Notes , see Note 21 Convertible Notes.

The market interest rate has been assessed based on the observed range of yields on corporate bonds with comparable terms and comparable credit ratings to that of the Group.

The following table shows the impact of the key inputs and assumptions on the fair value of the Convertible Notes:

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	March 31, 2025	December 31, 2024
ADS price decrease 30%	298,815	303,849
ADS price increase 30%	326,041	346,372
Volatility decrease 10 percentage points	307,132	319,311
Volatility increase 10 percentage points	314,495	329,108
Risk-free interest rate decrease 1 percentage point	310,660	323,810
Risk-free interest rate increase 1 percentage point	311,670	324,954
Market interest rate decrease 1 percentage point	319,465	333,154
Market interest rate increase 1 percentage point	303,179	315,973

For further information on the Convertible Notes, see Note 21 Convertible Notes.

Note 14. Inventories

	March 31, 2025	December 31, 2024
Raw materials and consumables	11,798	12,565
Finished goods	52,964	53,037
Total	64,762	65,602

Inventories recognized as an expense for the three months ended March 31, 2025 amounted to $127.6 million (2024: $137.8 million). The expenses were included in cost of goods sold.

Write-downs of inventories to net realizable value for the three months ended March 31, 2025 amounted to $3.6 million (2024: $0.3 million). The write-downs were recognized as an expense for each period and included in cost of goods sold.

Note 15. Trade receivables

	March 31, 2025	December 31, 2024
Trade receivables	95,509	104,144
Less: allowance for expected credit losses	(864)	(778)
Trade receivables—net	94,645	103,366

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	March 31, 2025	December 31, 2024
EUR	33,721	31,660
USD	21,278	29,931
GBP	19,642	19,670
CNY	10,743	13,616
SEK	2,929	2,701
Other	6,332	5,788
Total	94,645	103,366

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 16. Other current receivables

	March 31, 2025	December 31, 2024
Value added tax	6,490	6,169
Advance payments to vendors	2,053	1,158
Short-term derivatives	421	—
Other	10,513	8,411
Total	19,477	15,738

Note 17. Cash and cash equivalents

	March 31, 2025	December 31, 2024
Short-term deposits	—	40,000
Cash at bank and on hand	74,428	58,923
Total	74,428	98,923

In 2024, short-term deposits were time deposits and structured deposits, with maturities of one to three months.

Note 18. Equity

Share capital and Treasury shares

In May 2021, the shareholders resolved to issue 69,496,515 warrants to secure the future delivery of ordinary shares under the 2021 Plan. During May 2024, the Company exercised 3,667,255 warrants (May 2023: 2,882,164 warrants, May 2022: 650,000 warrants). As of March 31, 2025 and December 31, 2024, there were 62,297,096 warrants outstanding.

Upon exercise of the warrants in May 2024, 3,667,255 ordinary shares were allotted and issued, and 2,909,687 ordinary shares were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the May 2021, May 2022, May 2023 and July 2023 grants. In November 2024, an additional 589,896 ordinary shares were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the November 2021, November 2022 and May 2023 grants. The remaining balance is held as treasury shares to enable the Company’s timely delivery of ordinary shares upon the exercise of outstanding stock options and to meet future vesting of the RSUs.

During the three months ended March 31, 2025, 4,480 treasury shares were sold to cover fees in connection with the ADS Ratio Change.

As of both March 31, 2025 and December 31, 2024, 598,559,840 ordinary shares were outstanding, and the par value per share was $0.00018 (SEK 0.0015). The Company had 412,100 and 416,580 treasury shares as of March 31, 2025 and December 31, 2024, respectively.

Other contributed capital

As of March 31, 2025 and December 31, 2024 other contributed capital of $1,628.0 million consists of share premium, shareholders contribution and proceeds from warrant issues.

Other reserves

As of March 31, 2025 other reserves of $(249.5) million consists of fair value reserve of $(72.7) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(176.8) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

As of December 31, 2024 other reserves of $(274.2) million consists of fair value reserve of $(72.7) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(201.5) million

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

Accumulated deficit

As of March 31, 2025 and December 31, 2024, accumulated deficit of $(1,258.1) million and $(1,249.3) million, respectively, consists of accumulated losses and share-based compensation.

Non-controlling interest

On July 27, 2023, one of the Group’s subsidiaries in China carried out a share issue. Prior to the share issue the Group owned 100 percent of the share capital in the subsidiary. Xiangpiaopiao Food Co., Ltd. subscribed for a part of the new issued shares and owns 40 percent of the share capital after the transaction, whereas the Group recognized a non-controlling interest. As of March 31, 2025 and December 31, 2024, non-controlling interests amounted to $1.3 million and $1.4 million, respectively.

Note 19. Liabilities to credit institutions

	March 31, 2025	December 31, 2024
Non-current liabilities to credit institutions	115,739	116,216
Current liabilities to credit institutions	5,154	5,757
Total	120,893	121,973

As of March 31, 2025 and December 31, 2024, the Liabilities to credit institutions balance amounted to $120.9 million and $122.0 million, respectively, and was related to outstanding amounts under the TLB Credit Agreement (as defined below) and the EIF Facility (as defined below).

The European Investment Fund guaranteed three-year term loan facility with Svensk Exportkredit (the “EIF Facility”) was entered into in October 2019. In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. The loan facility and interest margin remain unchanged. As of March 31, 2025 and December 31, 2024, the Group had €0.9 million (equivalent of $1.0 million) and €1.3 million (equivalent of $1.3 million), respectively, outstanding on the EIF Facility, including accrued interest.

In April 2023, the Company entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million borrowed by Oatly AB. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR (with floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement, contains ongoing covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement. As of March 31, 2025 and December 31, 2024, the Group had $119.9 million and $120.7 million, respectively, outstanding on the TLB Credit Agreement, including accrued interest and net after original issue discount and transaction costs.

In April 2023, the SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement, including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the TLB Credit Agreement by way of the Intercreditor Agreement. As of March 31, 2025 and December 31, 2024, the Group had no utilized loan amounts under the amended SRCF Agreement.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

In May 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the Convertible Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the Convertible Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement. See Note 21 Convertible Notes for more information on the Company’s Convertible Notes.

On February 14, 2024, the Sustainable Revolving Credit Facility Agreement and the Term Loan B Credit Agreement were amended and restated to, among other things, (i) reset the financial covenant levels applying to the minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA, the definition of which has subsequently been corrected by way of subsequent amendment), minimum liquidity and total net leverage ratio financial covenants and, in relation to the Sustainable Revolving Credit Facility Agreement, the tangible solvency ratio financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of the financial covenants and (iii) provide certain flexibility for disposals of assets relating to the Group’s production facilities in Dallas Fort Worth, Texas, United States of America and Peterborough, United Kingdom. In addition, the existing draw-stop level for the Sustainable Revolving Credit Facility Agreement, which requires that a certain amount of such facility remains undrawn for as long as the last twelve months’ (“LTM”) consolidated EBITDA of the Group is negative, was increased from $50 million to $100 million, and the original 24 months’ non-call/make-whole period applying under the Term Loan B Credit Agreement was reset to apply for the 18 months following the amendment effective date (for the avoidance of doubt, the subsequent 12 months’ prepayment fee period still applies after the end of such 18-month period).

Under the amended Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement, the total net leverage ratio financial covenant, tested in respect of the LTM period ending on each quarter date, will start to apply in respect of the LTM period ending on 31 December 2026 and the applicable financial covenant level will be 4.50:1, stepping down to 3.50:1 for each LTM period ending in 2027 and to 3.00:1 for each LTM period in 2028. The reset quarterly tangible solvency ratio financial covenant level applying under the amended Sustainable Revolving Credit Facility Agreement is 30%.

On February 14, 2024, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the Sustainable Revolving Credit Facility Agreement on February 14, 2024.

On February 11, 2025, the SRCF Agreement and TLB Credit Agreement were amended and restated to, among other things, (i) reset certain financial covenant levels applying to the minimum liquidity financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of certain financial covenants, including in relation to certain costs relating to the discontinuance of certain of the Group’s manufacturing facilities and (iii) provide certain flexibility for disposals of assets relating to the relevant manufacturing facilities.

The amended SRCF Agreement and TLB Credit Agreement impose limitations on drawdowns under the SRCF Agreement (other than under ancillary facilities, such as overdraft facilities and bank guarantees, which are exempted from these limitations) based on the last four quarters’ consolidated EBITDA of the Group, where, if last four quarters’ consolidated EBITDA of the Group is:

(i) less than $0, $0 may be drawn; and

(ii) equal to or greater than $75 million, the full amount of the existing facility may be drawn,

with interim steps in between, and increases requiring improved performance for two consecutive four quarter periods and reductions requiring decreased performance for one four quarter period.

On February 11, 2025, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the Sustainable Revolving Credit Facility Agreement on February 11, 2025.

On March 19, 2025, Oatly Shanghai Co., Ltd. entered into a new RMB 30 million (equivalent of $4.2 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility are subject to the lender’s approval. The CMB Credit Facility is available for one year, is unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of March 31, 2025, the Group had no utilized loan amounts under the amended CMB Credit Facility.

For more information on the Group’s credit facilities, see Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources”.

Currency risk (transaction risk)

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The TLB Credit Agreement is denominated in USD and the borrower within the Group is Oatly AB with a functional currency of SEK. The Group is therefore exposed to currency risk SEK/USD and if the rate would increase/decrease by 10% the impact on loss before tax for the three months ended March 31, 2025, would be $11.7 million.

Interest rate risk

The Group is exposed to interest rate risk that arises from the term loan that carries an interest of Term SOFR with a floor of 2.5%. To manage the risk the Group has entered into interest rate caps for the full amount of the term loan of $130 million. The cap is 4.6% and has a maturity of 3 years (April 2026). The effect from increase in basis points is limited due to the cap that economically hedges the TLB Credit Agreement. If variable interest increased by 300 basis points the impact on loss before tax for the three months ended March 31, 2025, would be $0.0 million. If variable interest decreased by 300 basis points the impact on loss before tax for the three months ended March 31, 2025, would be $0.6 million, taking into account the floor of 2.5% in the term loan.

Note 20. Provisions

Restructuring
At December 31, 2024	33,061
Charged to the consolidated statement of operations:
- Additional provisions recognized	713
- Unwinding of discount effect	150
- Reversal of non-utilized amounts	(1,632)
Amounts used during the year	(5,315)
Charged to other comprehensive loss:
- Exchange differences	581
At March 31, 2025	27,558
Non-current	11,953
Current	15,605

Restructuring

The restructuring provisions recorded in 2024 was principally related to decommissioning and other exit costs for the closure of the production facility in Singapore. The costs relating to the closure of the facility are expected to be paid throughout the coming 2 years. The Group also recorded provisions related to organizational restructuring. The organizational restructuring plan was drawn up and announced to the employees during 2024.

During the three months ended March 31, 2025, the Group had $2.9 million in cash outflows relating to organizational restructuring and $2.4 million in cash outflows relating to the closure of the production facility in Singapore.

Note 21. Convertible Notes

On March 23, 2023 and April 18, 2023, the Company issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest S.A. (“Verlinvest”) and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Original Convertible Notes were convertible at the option of each holder at an initial conversion price of $2.41 per ordinary share or per ADS, subject to customary

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

anti-dilution adjustments and conversion rate resets. On March 23, 2024, the conversion price of the Original Convertible Notes was reset to $1.81 in accordance with the terms thereof.

On February 18, 2025, the Company completed a ratio change whereby the ratio of the Company’s ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). As a result of the ADS Ratio Change, the conversion price of the U.S. Notes was proportionately adjusted from $1.81 to $36.20. The conversion price of the U.S. Notes was reset again on March 23, 2025, to $27.20.

Because the Swedish Notes are convertible into ordinary shares rather than ADSs, the ADS Ratio Change did not affect the conversion price and conversion rate of the Swedish Notes. In order to ensure that the holders of the Swedish Notes remain in the same economic position as before the ADS Ratio Change and to preserve economic equivalency of the Swedish Notes with the U.S. Notes and the HH Notes, the Company, in accordance with the terms and conditions of the Swedish Notes (the “Swedish Terms”), will interpret the definition of “Daily VWAP” therein to assume the trading price of 1/20 of an ADS. The conversion price of the Swedish Notes was reset again on March 23, 2025, to $1.36.

The Company may require conversion of the Convertible Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of the applicable conversion price (in the case of the Swedish Notes, the definition of “Last Reported Sale Price” is interpreted to equal 1/20 of an ADS) on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into an intercreditor agreement (the “Intercreditor Agreement”) which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affects the Convertible Notes.

On May 9, 2023, the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of the Company’s ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. As a result of the ADS Ratio Change, the conversion price of the HH Notes was proportionately adjusted from $1.89 to $37.80. The conversion price of the HH Notes was reset again on March 23, 2025, to $28.20.

In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of the Company’s shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the Intercreditor Agreement.

The terms of the Convertible Notes contain covenants limiting the Company’s ability to incur additional debt other than certain debt permitted under the TLB Credit Agreement, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the terms of the applicable Convertible Notes).

For details on the fair value on Convertible Notes, see Note 13 Fair value of financial instruments.

Note 22. Accrued expenses

	March 31, 2025	December 31, 2024
Accrued variable consideration	27,920	24,549
Accrued personnel expenses	21,990	24,284
Accrued logistic expenses	11,345	10,762
Accrued production expenses	9,513	12,701
Accrued marketing and sales expenses	9,343	9,218
Other accrued expenses	26,247	22,205
Total	106,358	103,719

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 23. Related party disclosures

Share-based compensation to related parties

Information about share-based compensation to related parties is found in Note 6 Share-based compensation.

Transactions with related parties

On April 18, 2023 the Company issued Convertible Notes to related parties, Nativus Company Limited and Verlinvest, with a fair value of $174.0 million. As of March 31, 2025, the fair value of the outstanding Convertible Notes to related parties amounted to $152.6 million. The Convertible Notes were issued with the terms and conditions described in Note 21 Convertible Notes.

Note 24. Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of ordinary shares outstanding during the period (net of treasury shares).

Diluted loss per share is calculated by dividing the loss for the period attributable to the shareholders of the parent (after adjusting for fair value change and interest on the Convertible Notes) by the weighted average number of ordinary shares outstanding during the period (net of treasury shares) plus the weighted average number of ordinary shares that would be issued on conversion of all the potential dilutive ordinary shares into ordinary shares.

The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

	Three months ended March 31,
	2025	2024
Loss for the year, attributable to the shareholders of the parent	(12,430)	(45,799)
Shares used in computation
Weighted average number of shares outstanding	598,559,840	595,060,257
Basic loss per share, U.S. $	(0.02)	(0.08)
Weighted average number of ADSs (1 ADS representing 20 ordinary shares)(1)	29,927,992	29,753,013
Basic loss per ADS, U.S. $	(0.42)	(1.54)

Diluted loss per share
Loss for the year, attributable to the shareholders of the parent	(12,430)	(45,799)
Fair value gains on dilutive Convertible Notes	(22,098)	—
Interest on dilutive Convertible Notes	8,875	—
Net loss used in the computation of diluted loss per share	(25,653)	(45,799)
Shares used in computation
Weighted average number of shares outstanding	598,559,840	595,060,257
Dilutive Convertible Notes	400,616,344	—
Diluted weighted average number of shares outstanding	999,176,184	595,060,257
Diluted loss per share, U.S. $	(0.03)	(0.08)
Diluted weighted average number of ADSs (1 ADS representing 20 ordinary shares)(1)	49,958,809	29,753,013
Diluted loss per ADS, U.S. $	(0.51)	(1.54)

(1) On February 18, 2025, the Company completed a ratio change whereby the ratio of its ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares. The weighted average number of ADSs has been calculated by dividing the weighted average number of shares by 20, even though the actual number of outstanding ADSs is lower since not all of the ordinary shares in the Company are represented by ADSs. For further details on the ADS Ratio Change, see Note 2 Summary of accounting policies.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended March 31,
	2025	2024
Restricted stock units representing ordinary shares	16,133,220	7,997,377
Stock options representing ordinary shares	11,410,060	19,183,484
Convertible Notes(1)	—	400,616,344

(1) The number of potential dilutive shares from the Convertible Notes are calculated assuming the most advantageous conversion price from the standpoint of the holder and assuming all capitalized interest at maturity will be settled with shares or ADSs. For further details on the Convertible Notes and the conversion price reset mechanism, see Note 21 Convertible Notes.

Note 25. Commitments and Contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify significant terms, including fixed or minimum services to be purchased and fixed, minimum or variable price provisions. For the three months ended March 31, 2025, volume adjustments related to co-packer arrangements in Europe & International and North America resulted in volume shortfall expenses of $2.3 million. The shortfall expenses are presented in cost of goods sold in the consolidated statement of operations.

Leases

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 11 Leases.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. These forward-looking statements are contained principally in this Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2024 (our “2024 Annual Report”), those listed under Part II, Item 1A of this Report and other filings with the SEC, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position, industry and business trends, business strategy, market growth, and anticipated cost savings. In some cases, these forward-looking statements can be identified by words or phrases such as “forecast”, “project”, “should” “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in our 2024 Annual Report, the risk factors set forth in this Report on Form 6-K and the following:

•
We have a history of losses, and we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy, and materials;
•
Our future business, financial condition and results of operations may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients, which meet our quality standards, that our limited number of suppliers are able to sell to us;
•
A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations.
•
We maintain our cash and cash equivalents at financial institutions, often in balances that exceed federally insured limits. If financial institutions where we hold deposits were to fail, we could be exposed to a potential loss of deposits, and our ability to raise capital may be impacted by these events;
•
The primary components of all our products are manufactured in our production facilities, and damage or disruption at these facilities has in the past harmed, and may in the future harm, our business;
•
Our brand or reputation may be harmed due to real or perceived quality, food safety, nutrition or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations;
•
Food safety and food-borne illness incidents or other safety, concerns have led to product recalls, and may materially adversely affect our business, financial condition and results of operations by exposing us to lawsuits or regulatory enforcement actions in the future, increasing our operating costs and reducing demand for our product offerings;
•
Failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business;
•
We may not be able to compete successfully in our highly competitive markets;
•
Consolidation of customers, the loss of a significant customer or the decrease of sales from a significant customer, could negatively impact our sales and profitability;
•
Sales of our oatmilk varieties contribute a significant portion of our revenue and a reduction in such sales would have an adverse effect on our business, financial condition and results of operations;
•
We continue to pursue an asset-light business model, which means we will rely heavily on our co-manufacturing partners;
•
Our strategic partnerships with our co-manufacturers may not be successful, which could adversely affect our operations and manufacturing strategy;
•
Failure by our logistics providers to deliver our products on time, or at all, could result in lost sales;

•
We may not successfully ramp up operations at any of our facilities, or these facilities may not operate in accordance with our expectations;
•
If we fail to effectively expand our processing, manufacturing and production capacity through existing facilities or acceptable co-manufacturing partners as we continue to grow and scale our business to a steady operating level, our business, financial condition, results of operations and our brand reputation could be harmed;
•
If we fail to develop and maintain our brand, our business could suffer;
•
Failure to develop or introduce new products or successfully improve existing products may adversely affect our ability to continue to grow;
•
If we fail to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or if we fail to derive revenue from our existing customers consistent with our historical performance, our business could be materially adversely affected;
•
Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected;
•
If we fail to manage our future growth effectively, including maintenance of our workforce, our business, financial condition and results of operations could be materially adversely affected;
•
We have recently recognized impairment charges for long-lived assets and other exit costs in connection with our production facilities, and we may need to recognize further costs in the future, which could adversely impact our business, financial condition and results of operations;
•
We are subject to risks related to sustainability (including environmental, climate change and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation;
•
We rely on information technology systems and any inadequacy, failure or interruption of, or cybersecurity incidents affecting, those systems may harm our reputation and ability to effectively operate our business;
•
A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers;
•
Our customers generally are not obligated to continue purchasing products from us;
•
We may face difficulties as we expand our operations into countries in which we have no prior operating experience;
•
The international nature of our business subjects us to additional global economic and geopolitical risks;
•
Our operations in China could expose us to substantial business, regulatory, political, financial and economic risks;
•
Our strategic reset in Asia may not be successful;
•
If we fail to comply with trade compliance and economic sanctions laws and regulations of the U.S., the EU and other applicable international jurisdictions, it could materially adversely affect our reputation and results of operations;
•
Packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business;
•
Fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations;
•
Litigation or legal proceedings could expose us to significant liabilities or costs and have a negative impact on our reputation or business;
•
Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all;
•
Failure to retain our senior management or to attract, train and retain qualified employees may adversely affect our operations or our ability to grow successfully;
•
If we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed;
•
Our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost;

•
Disruptions in the worldwide economy may adversely affect our business, financial condition and results of operations;
•
Our business is affected by macroeconomic conditions, including rising inflation, interest rates and supply chain constraints;
•
Global conflicts, other effects of ongoing wars and conflicts, and increasing geopolitical tensions and changes to international trade policies, treaties and tariffs, including as a result of the emergence of a trade war, could negatively impact our business, results of operations, and financial condition;
•
Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties;
•
Our operations are subject to U.S., EU, China and other laws and regulations, and there is no assurance that we will be in compliance with all regulations;
•
Changes in existing laws or regulations, or the adoption of new laws or regulations may increase our costs and otherwise adversely affect our business, financial condition and results of operations;
•
We are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations;
•
We may not be able to protect, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success;
•
We have previously identified material weaknesses in our internal control environment. If we are unable to remediate any material weakness, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner;
•
Our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders;
•
Our results of operations and the market price of our ADSs have been, and may be, volatile, and you may lose all or part of your investment;
•
Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the continued listing requirements of Nasdaq it could result in a delisting of our securities;
•
We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;
•
You may not be able to exercise your right to vote the ordinary shares underlying your ADSs;
•
The Company may be subject to securities litigation, which is expensive and could divert management attention;
•
We may not pay dividends on our ADSs in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ADSs;
•
Changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments;
•
We have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our future borrowing costs;
•
Transactions relating to the Convertible Notes may dilute the ownership interests of holders of our ADSs or ordinary shares and may adversely impact the value of such securities; and
•
Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition.

The forward-looking statements made in this Report relate only to events or information as of the date on which the statements are made in this Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Report and the documents that we reference in this Report and have filed as exhibits to this Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Overview

We are the world’s original and largest oat drink company. For over 30 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice creams, yogurts, cooking creams, spreads and on-the-go drinks. Since our founding, we have had a bold vision for a food system that is better for people and the planet. We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle and have not only positioned our brand to capitalize on the growing consumer interest in sustainable, plant- based foods and dairy alternatives, but we have become a driving force behind increased consumer awareness and transition from traditional dairy consumers to Oatly.

Recent Developments, Trends and Other Factors Affecting our Business

Strategic actions

We continue to execute on our strategic priorities focused on achieving profitable growth. These actions are aimed at setting clear priorities for our teams, reducing complexity to increase organizational agility, and executing a more asset-light supply chain strategy.

In executing these actions, we simplified our organizational structure. We reviewed the organizational structure to adjust the fixed cost base globally, including employee-related costs, professional services, and other related costs.

During the fourth quarter 2023, we decided to discontinue the construction of our production facilities in Peterborough, United Kingdom and Dallas-Fort Worth, Texas. During 2024, we completed substantially all of the activities relating to the exit of these two facilities. Also, in 2024, we decided to close our production facility in Singapore and discontinued the construction of our second production facility in China, which we historically referred to as “Asia III.” For a further discussion on risks related to these discontinuations see Part I, Item 3.D. “Risk Factors” of our 2024 Annual Report.

Impact of the Current Macroeconomic Environment on our Results

Our business continues to be exposed to the effects of the current global macroeconomic environment, including consumer spending, inflationary pressures, geopolitical tensions, tariffs and the current trade war, and foreign exchange impacts. We continue to maintain a global focus on the controllable aspects of the business, and will continue to actively monitor and respond accordingly to the macroeconomic environment.

For further information refer to Part I, Item 3.D. “Risk Factors” of our 2024 Annual Report.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three segments: Europe & International, North America and Greater China. Our customers include retailers, e-commerce channels, coffee shops and other specialty providers within the foodservice industry.

Europe & International is our largest revenue-producing segment, followed by the North America and Greater China segments. Currently, our primary markets in Europe & International are the United Kingdom, Germany and Sweden. In North America, substantially all of our revenue to date can be attributed to the United States, and in Greater China, the majority of our revenue is generated in China. The channel and product mix vary by country, where our more mature markets, such as Sweden and Finland, have a broader product portfolio available to customers and consumers. For the three months ended March 31, 2025, on a consolidated level, oatmilk accounted for 92% of our revenue (2024: 89%).

We routinely offer sales discounts and promotions through various programs to customers. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenue in order to arrive at reported revenue. These promotional activities impact our revenue and changes in such activities could impact period-over-period results.

The following factors and trends in our business have driven revenue growth over prior periods and are expected to be key drivers of our revenue growth going forward:

•
Continue to expand household penetration to reach new consumers and increase the repeat purchase rates of existing consumers by continuing to invest in advertising and marketing to increase awareness of our brand and products.
•
Expand our presence across channels:
o
Grow within food retail channels by increasing our distribution points with existing and new customers, capturing greater shelf space and continuing to drive velocity increases.

o
Expand footprint across the foodservice channel, including independent coffee shops, branded foodservice restaurant chains, and other foodservice customers such as universities and offices.
•
Scale e-commerce capabilities by strategically partnering with leading third-party platforms.
•
Extend product offering through new product development within existing and new product categories to capture the market-specific consumer needs in each of the regions in which we operate.
•
Enter new international markets through our proven foodservice-led strategy.
•
Optimize global production capacity to meet consumer demand.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of revenue, as a result of the scaling of our business and optimizing our production footprint.

Gross profit and margin

Gross profit consists of our revenue less costs of goods sold. We have scaled our production capacity significantly over the past couple of years. Our gross profit and gross margin have benefited, and we expect will continue to benefit, from the reduction in cost of goods sold driven by an increased focus on our asset-light supply chain strategy, improvements in our manufacturing operational performance, leveraging the cost of our fixed production costs, as well as a higher focus on procurement efficiencies through scale of purchasing and diversification of suppliers. Additionally, our gross margin has benefited, and we expect will continue to benefit, from an improved mix of products sold driven by the reduction or elimination of low-margin products and the growth or addition of higher-margin products.

Operating expenses

Research and development expenses consist primarily of personnel-related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products.

Selling, general and administrative expenses include primarily personnel-related expenses for our sales, general and administrative staff, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e., outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions.

Other operating income and (expenses), net, consists primarily of impacts related to closure of production facility, discontinued construction of certain production facilities and net foreign exchange gains (losses) on operating related activities.

Other

Finance income and (expenses), net, primarily consists of fair value changes on Convertible Notes, transaction costs relating to amendments in our financing arrangements, interest expenses related to Convertible Notes and loans from credit institutions, interest expenses on lease liabilities, interest income and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax expense represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the interim condensed consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Three months ended March 31,
	2025		2024
	(in thousands)	% of revenue	(in thousands)	% of revenue
Revenue	197,530	100.0%	199,155	100.0%
Cost of goods sold	(135,200)	(68.4)%	(145,257)	(72.9)%
Gross profit	62,330	31.6%	53,898	27.1%
Research and development expenses	(4,391)	(2.2)%	(4,642)	(2.3)%
Selling, general and administrative expenses	(77,498)	(39.2)%	(78,742)	(39.5)%
Other operating income and (expenses), net	968	0.5%	1,073	0.5%
Operating loss	(18,591)	(9.4)%	(28,413)	(14.3)%
Finance income and (expenses), net	9,411	4.8%	(17,377)	(8.7)%
Loss before tax	(9,180)	(4.6)%	(45,790)	(23.0)%
Income tax expense	(3,351)	(1.7)%	(54)	(0.0)%
Loss for the period	(12,531)	(6.3)%	(45,844)	(23.0)%
Attributable to:
Shareholders of the parent	(12,430)	(6.3)%	(45,799)	(23.0)%
Non-controlling interests	(101)	(0.1)%	(45)	(0.0)%

For the three months ended March 31, 2025

Revenue

Revenue decreased $1.6 million, or 0.8%, to $197.5 million for the three months ended March 31, 2025, net of sales discounts, rebates and trade promotions, compared to $199.2 million for the three months ended March 31, 2024. Excluding a foreign currency exchange headwind of $3.0 million, revenue for the first quarter was $200.6 million, or an increase of 0.7% compared to the prior year period (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis by segment). The growth in constant currency revenue was primarily driven by very strong growth in Greater China, partially offset by decline in North America. Sold volume for the three months ended March 31, 2025 amounted to 144.6 million liters compared to 132.4 million liters for the three months ended March 31, 2024. Produced finished goods volume for the first quarter of 2025 amounted to 143.1 million liters compared to 141.0 million liters for the same period last year.

We continued to experience revenue growth in the foodservice channel of 5.8% for the three months ended March 31, 2025 compared to the prior year period. In the three months ended March 31, 2025 and 2024, the retail channel accounted for 63.5% and 64.8% of our revenue, respectively, the foodservice channel accounted for 34.2% and 32.1% of our revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 2.3% and 3.1% of our revenue, respectively.

Europe & International, North America and Greater China accounted for 54.5%, 30.3% and 15.2% of our total revenue in the three months ended March 31, 2025, respectively, as compared to 55.5%, 33.6% and 10.9% of our total revenue in the three months ended March 31, 2024, respectively.

The increase in sold volume growth in Europe & International was driven by continued expansion in core markets, as well as incremental contributions from new markets. The revenue growth was offset by a price/mix decline and a foreign currency exchange headwind. In North America, our sold volume and revenue decreased primarily due to lower volumes in the foodservice channel. Finally, Greater China revenue growth was primarily driven by sales to a new foodservice customer.

As a result of the strategic actions and restructuring activities we have undertaken to simplify our organizational structure, our number of employees has decreased by 25 employees, to 1,468 employees as of March 31, 2025 from 1,493 employees as of March 31, 2024. The average number of full-time consultants increased by 9 consultants to 84 consultants for the three months ended March 31, 2025 from 75 consultants for the three months ended March 31, 2024.

Cost of goods sold

Cost of goods sold decreased by $10.1 million, or 6.9%, to $135.2 million for the three months ended March 31, 2025, from $145.3 million for the three months ended March 31, 2024.

The decrease for the three months ended March 31, 2025 was primarily driven by an increase in supply chain efficiencies across all segments.

Gross profit and margin

Gross profit increased by $8.4 million, or 15.6%, to $62.3 million for the three months ended March 31, 2025, from $53.9 million for the three months ended March 31, 2024. Gross profit margin increased by 4.5 percentage points, to 31.6% for the three months ended March 31, 2025, from 27.1% for the three months ended March 31, 2024.

The increase for the three months ended March 31, 2025 in gross profit margin was primarily driven by improvements in supply chain efficiency across all segments.

Research and development expenses

Research and development expenses decreased by $0.2 million, or 5.4%, to $4.4 million for the three months ended March 31, 2025, from $4.6 million for the three months ended March 31, 2024 and decreased as a share of revenues 2.2% and 2.3%, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by $1.2 million, or 1.6%, to $77.5 million for the three months ended March 31, 2025 compared to $78.7 million for the three months ended March 31, 2024 and decreased as a share of revenue to 39.2% from 39.5%, respectively. The decrease was primarily due to the continued cost savings initiatives and was primarily driven by personnel-related costs. Customer distribution expense increased as a share of revenue to 6.7% from 6.4%.

Other operating income and (expenses), net

Other operating income and (expenses), net for the three months ended March 31, 2025 was income of $1.0 million comprised primarily of $0.8 in reversal of other exit costs related to the closure of the production facility in Singapore. Other operating income and (expenses), net for the three months ended March 31, 2024 was income of $1.1 million primarily driven by $0.9 million in reversal of previously recognized non-cash impairment charges related to the Company’s discontinued construction of its production facility in Dallas-Fort Worth, Texas.

Finance income and (expenses), net

Finance income and (expenses), net for the three months ended March 31, 2025 was income of $9.4 million comprised primarily of fair value gains on Convertible Notes of $22.1 million, offset by net interest expenses of $13.6 million. The finance income and (expenses), net for the three months ended March 31, 2024 was an expense of $17.4 million comprised primarily of net interest expenses of $12.3 million and other financial expenses of $5.1 million.

Income tax expense

Income tax expense increased to $3.4 million for the three months ended March 31, 2025 compared to $0.1 million for the three months ended March 31, 2024. The effective tax rates for the three months ended March 31, 2025 was 36.5%. The main drivers of the effective tax rate relate to non-recognition of deferred tax assets on tax losses and tax effect relating to foreign exchange effects recognized in other comprehensive income. The effective tax rate for the three months ended March 31, 2024 was 0.1%, with non-recognition of deferred tax assets on tax losses being the main driver of the effective tax rate.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity and Convertible Notes, and from borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, make capital expenditures, invest in our organizational capabilities to support profitable growth and for general corporate purposes. We are using this combination of financing to fund our business. We expect our capital expenditures for 2025 to be in the range of $30 million to $35 million, related primarily to investments in our production facilities. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. Our recent decisions to discontinue construction at the production facility in China (Asia III), and close the production facility in Singapore, have impacted our projected capital expenditures. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months. See the risk factor entitled “A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations” under Part I, Item 3.D. “Risk Factors” of our 2024 Annual Report.

Our primary sources of liquidity are cash and cash equivalents on hand and availability under our credit facilities. As of March 31, 2025, we had cash and cash equivalents of $74.4 million. Our cash and cash equivalents consist of cash in bank accounts.

In addition to the above, we had access to $211.4 million in undrawn bank facilities as of March 31, 2025.

Sustainable Revolving Credit Facility and Term Loan B Credit Facility

On April 18, 2023, the Company’s existing Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement (as defined below), including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility (as defined below) and the TLB Credit Agreement by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR (with a floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement contains maintenance financial covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility (as defined below) and the SRCF Agreement by way of the Intercreditor Agreement. As of March 31, 2025, we had $130.7 million, including accrued interest, outstanding under the TLB Credit Agreement.

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into an intercreditor agreement (the “Intercreditor Agreement”) with, amongst others J.P. Morgan SE, as Senior Secured Term Facilities Agent, Wilmington Trust (London) Limited as Senior Secured Revolving Facilities Agent, Wilmington Trust (London) Limited as Common Security Agent and U.S. Bank Trust Company, National Association as trustee in respect of certain of the Convertible Notes (as defined below). The Intercreditor Agreement includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups.

In May 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the Convertible Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the Convertible Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement.

On February 14, 2024, the SRCF Agreement and the TLB Credit Agreement were amended and restated to, among other things, (i) reset the financial covenant levels applying to the minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA, the definition of which has subsequently been corrected by way of subsequent amendment), minimum liquidity and total net leverage ratio financial covenants and, in relation to the SRCF Agreement, the tangible solvency ratio financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of the financial covenants and (iii) provide certain flexibility for disposals of assets relating to our production facilities in Dallas Fort Worth, Texas, United States of America and Peterborough, United Kingdom. In addition, the existing draw-stop level for the SRCF Agreement, which requires that a certain amount of such facility remains undrawn for as long as the last twelve months’ (“LTM”) consolidated EBITDA of the Group is negative, has been increased from $50 million to $100 million, and the original 24 months’ non-call/make-whole period applying under the TLB Credit Agreement has been reset to apply for the 18 months following the amendment effective date (for the avoidance of doubt, the subsequent 12 months’ prepayment fee period still applies after the end of such 18-month period).

Under the amended SRCF Agreement and TLB Credit Agreement, the total net leverage ratio financial covenant, tested in respect of the LTM period ending on each quarter date, will start to apply in respect of the LTM period ending on December 31, 2026, and the applicable financial covenant level will be 4.50:1, stepping down to 3.50:1 for each LTM period ending in 2027 and to 3.00:1 for each LTM period in 2028. The reset quarterly tangible solvency ratio financial covenant level applying under the amended SRCF Agreement is 30%.

On February 11, 2025, the SRCF Agreement and TLB Credit Agreement were amended and restated to, among other things, (i) reset certain financial covenant levels applying to the minimum liquidity financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of certain financial covenants, including in relation to certain costs relating to the discontinuance of certain of the Group’s manufacturing facilities and (iii) provide certain flexibility for disposals of assets relating to the relevant manufacturing facilities.

The amended SRCF Agreement and TLB Credit Agreement impose limitations on drawdowns under the SRCF Agreement (other than under ancillary facilities, such as overdraft facilities and bank guarantees, which are exempted from these limitations) based on the last four quarters’ consolidated EBITDA of the Group, where, if last four quarters’ consolidated EBITDA of the Group is:

(i) less than $0, $0 may be drawn; and

(ii) equal to or greater than $75 million, the full amount of the existing facility may be drawn,

with interim steps in between, and increases requiring improved performance for two consecutive four quarter periods and reductions requiring decreased performance for one four quarter period.

Convertible Notes

On March 23, 2023 and April 18, 2023, we issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Certain of our existing shareholders, Nativus Company Limited, Verlinvest S.A (“Verlinvest”) and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at our option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by us. The Original Convertible Notes were convertible at the option of each holder at an initial conversion price of $2.41 per ordinary share or per ADS, subject to customary anti-dilution adjustments and conversion rate resets. On March 23, 2024, the conversion price of the Original Convertible Notes was reset to $1.81 in accordance with the terms thereof. On February 18, 2025, we completed a ratio change whereby the ratio of our ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). As a result of the ADS Ratio Change, the conversion price of the U.S. Notes was proportionately adjusted from $1.81 to $36.20. The conversion price of the U.S. Notes was reset again on March 23, 2025, to $27.20.

Because the Swedish Notes are convertible into ordinary shares rather than ADSs, the ADS Ratio Change did not affect the conversion price and conversion rate of the Swedish Notes. In order to ensure that the holders of the Swedish Notes remain in the same economic position as before the ADS Ratio Change and to preserve economic equivalency of the Swedish Notes with the U.S. Notes and the HH Notes, we, in accordance with the Swedish Terms, will interpret the definition of “Daily VWAP” therein to assume the trading price of 1/20 of an ADS. The conversion price of the Swedish Notes was reset again on March 23, 2025, to $1.36.

We may require conversion of the Convertible Notes if the last reported sale price of our ADSs equals or exceeds 200% of the applicable conversion price (in the case of the Swedish Notes, the definition of “Last Reported Sale Price” is interpreted to equal 1/20 of an ADS) on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, we, Oatly AB, Oatly Inc. and other parties entered into the Intercreditor Agreement which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affect the Convertible Notes.

On May 9, 2023, we entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of our ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. As a result of the ADS Ratio Change, the conversion price of the HH Notes was proportionately adjusted from $1.89 to $37.80. The conversion price of the HH Notes was reset again on March 23, 2025, to $28.20. In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of our shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the Intercreditor Agreement.

The terms of the Convertible Notes contain covenants limiting our ability to incur additional debt other than certain debt permitted under the TLB Credit Agreement, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the applicable terms of the Convertible Notes).

Other Credit Facilities

In October 2019, we entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million (equivalent of $8.0 million) with Svensk Exportkredit (the “EIF Facility”). The EIF Facility bears interest at EURIBOR + 2.75%. On October 6, 2022, the termination date of the EIF Facility was extended to October 11, 2025, and the amortization schedule thereunder revised, with amortizations in an amount of €0.3 million to be made on a quarterly basis effective January 11, 2023. The loan facility and interest margin remained unchanged.

On February 14, 2024, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the SRCF Agreement on February 14, 2024.

On February 11, 2025, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the SRCF Agreement on February 11, 2025.

On March 19, 2025, Oatly Shanghai Co., Ltd. entered into a new RMB 30 million (equivalent of $4.2 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility are subject to the lender’s approval. The CMB Credit Facility is available for one year, is unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default. As of March 31, 2025, the Group had no utilized loan amounts under the amended CMB Credit Facility.

As of March 31, 2025, we had €0.9 million (equivalent of $1.0 million) outstanding under the EIF Facility, including accrued interest.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2025	2024
Net cash flows used in operating activities	(13,558)	(39,078)
Net cash flows (used in)/from investing activities	(6,649)	7,813
Cash flows used in financing activities	(5,064)	(8,726)

Net cash used in operating activities

Net cash flows used in operating activities decreased by $25.5 million, to $13.6 million for the three months ended March 31, 2025 from $39.1 million for the three months ended March 31, 2024, which was driven by improved operating results and lower negative impact from changes in working capital.

Net cash (used in)/from investing activities

Net cash flows (used in)/from investing activities decreased by $14.5 million, to an outflow of $6.6 million for the three months ended March 31, 2025 compared to an inflow of $7.8 million for the three months ended March 31, 2024. During the three months ended March 31, 2025 our investments in property, plant and equipment amounted to $6.7 million. For the three months ended March 31, 2024 our investments in property plant and equipment amounted to $5.7 million which was offset by proceeds from sale of property, plant and equipment of $14.0 million related to sold assets due to the discontinued construction of our production facilities in Peterborough, United Kingdom and Dallas-Forth Worth, Texas.

Net cash used in financing activities

Net cash flows used in financing activities decreased by $3.7 million, to an outflow of $5.1 million for the three months ended March 31, 2025 from an outflow of $8.7 million for the three months ended March 31, 2024, which was primarily driven by lower payment of loan transaction costs in 2025.

Contractual Obligations and Commitments

For information regarding our contractual commitments and contingencies, see Note 25 Commitments and Contingencies to our interim condensed consolidated financial statements, which are included elsewhere in this Report.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and Free Cash Flow as a non-IFRS liquidity measure, and each in our financial communications:

“EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, impacts related to closure of production facility, discontinued construction of production facilities and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes impacts related to closure of production facility, although some of these may reduce cash available to us in future periods;
•
Adjusted EBITDA excludes impacts related to discontinued construction of production facilities, although some of these may reduce cash available to us in future periods;
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2025	2024
Loss for the period	(12,531)	(45,844)
Income tax expense	3,351	54
Finance (income) and expenses, net	(9,411)	17,377
Depreciation and amortization expense	11,181	13,013
EBITDA	(7,410)	(15,400)
Share-based compensation expense	3,592	2,615
Restructuring costs(1)	832	421
Closure of production facility(2)	(846)	—
Discontinued construction of production facilities(3)	—	(884)
Non-controlling interests	101	44
Adjusted EBITDA	(3,731)	(13,204)

(1)
Relates primarily to severance costs as the Group adjusts its organizational structure.
(2)
Relates to reversal of previously recognized exit costs related to closure of the Group’s production facility in Singapore.
(3)
Relates to reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and we believe this information is useful to investors to facilitate comparisons and better identify trends in our business.

The table below reconciles revenue as reported to revenue on a constant currency basis by segment for the three months ended March 31, 2025.

(Unaudited)	Three months ended March 31,		$ Change			% Change
(in thousands of U.S. dollars)	2025	2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	107,665	110,407	107,665	(2,709)	110,374	-2.5%	0.0%	4.0%	-4.0%
North America	59,886	66,967	59,886	—	59,886	-10.6%	-10.6%	-10.9%	0.3%
Greater China	29,979	21,781	29,979	(331)	30,310	37.6%	39.2%	82.6%	-43.4%
Total revenue	197,530	199,155	197,530	(3,040)	200,570	-0.8%	0.7%	9.2%	-8.5%

“Free Cash Flow” is defined as net cash flows used in operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows used in operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial liquidity. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows used in operating activities for the periods presented.

(Unaudited)	Three months ended March 31,
(in thousands of U.S. dollars)	2025	2024
Net cash flows used in operating activities	(13,558)	(39,078)
Capital expenditures	(6,951)	(6,194)
Free Cash Flow	(20,509)	(45,272)

Free cash flow was an outflow of $20.5 million for the three months ended March 31, 2025 compared to an outflow of $45.3 million during the prior year period. The improvement in free cash flow was driven by decreased net cash flows used in operating activities.

Segment Information

Revenue, Adjusted EBITDA and EBITDA
Three months ended March 31, 2025 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	107,665	59,886	29,979	—	—	197,530
Intersegment revenue	689	—	—	—	(689)	—
Total segment revenue	108,354	59,886	29,979	—	(689)	197,530
Adjusted EBITDA	15,536	1,129	1,618	(22,014)	—	(3,731)
Share-based compensation expense	(468)	(358)	(389)	(2,377)	—	(3,592)
Restructuring costs(1)	—	(668)	—	(164)	—	(832)
Closure of production facility(2)	846	—	—	—	—	846
Non-controlling interests	—	—	(101)	—	—	(101)
EBITDA	15,914	103	1,128	(24,555)	—	(7,410)
Finance income and (expenses), net	—	—	—	—	—	9,411
Depreciation and amortization	—	—	—	—	—	(11,181)
Loss before tax	—	—	—	—	—	(9,180)

Three months ended March 31, 2024 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	110,407	66,967	21,781	—	—	199,155
Intersegment revenue	1,964	—	—	—	(1,964)	—
Total segment revenue	112,371	66,967	21,781	—	(1,964)	199,155
Adjusted EBITDA	14,496	(388)	(3,428)	(23,884)	—	(13,204)
Share-based compensation expense	(378)	1,259	(700)	(2,796)	—	(2,615)
Restructuring costs(1)	—	—	(470)	49	—	(421)
Discontinued construction of production facilities(3)	—	884	—	—	—	884
Non-controlling interests	—	—	(44)	—	—	(44)
EBITDA	14,118	1,755	(4,642)	(26,631)	—	(15,400)
Finance income and (expenses), net	—	—	—	—	—	(17,377)
Depreciation and amortization	—	—	—	—	—	(13,013)
Loss before tax	—	—	—	—	—	(45,790)

* Corporate consists of general costs not allocated to the segments.

** Eliminations in 2025 and 2024 refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1) Relates primarily to severance costs as the Group adjusts its organizational structure.

(2) Relates to reversal of previously recognized exit costs related to closure of the Group’s production facility in Singapore.

(3) Relates to reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off‑balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Significant Judgments and Estimates

We prepare our interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Our critical accounting policies are described under the heading “Critical Accounting Estimates” in our 2024 Annual Report and the notes to the audited financial statements in our 2024 Annual Report. Our critical accounting policies and estimates are the same as those discussed in our 2024 Annual Report.

Recent Accounting Pronouncements

Refer to Note 2 Summary of accounting policies to our interim condensed consolidated financial statements appearing elsewhere in this Report.

Item 3. Qualitative and Quantitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk, liquidity risk and commodity price risk. For further discussion and sensitivity analysis of these risks, see Note 3 Financial risk management to our audited consolidated financial statements for the year ended December 31, 2024 included in our 2024 Annual Report.

Part II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Item 1A. Risk Factors

There have been no material changes to our risk factors since those reported in Part I, Item 3.D. “Risk Factors” of our 2024 Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Use of Proceeds

The information contained in Item 2 in Part II of the Company’s Report on Form 6-K filed on November 15, 2021 is incorporated by reference herein.

Item 3. Defaults Upon Senior Securities

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: April 30, 2025	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer